[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 27, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christina Chalk Senior Special Counsel Office of Mergers and Acquisitions

Re:	Lindblad Expeditions Holdings, Inc.
Schedule TO-I filed on June 14, 2019
File No. 5-87458

Form S-4 filed June 14, 2019
File No. 333-232113

Dear Ms. Chalk:

On behalf of Lindblad Expeditions Holdings, Inc. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter dated June 21, 2019 in connection with the above captioned Schedule TO (the “Schedule TO”) and Form S-4 (the “Form S-4”). In connection with these responses, the Company is filing via EDGAR a complete copy of the Amendment No. 1 to the Schedule TO (as so amended and including the exhibits filed therewith, the “Amended Schedule TO”) and a complete copy of its amended registration statement on Form S-4 (as so amended and including the exhibits filed therewith, the “Amended Registration Statement”).

Your numbered comment is reproduced below in italicized text. The Company’s response to the comment is set forth immediately following the comment.

United States Securities and Exchange Commission

June 27, 2019

Schedule TO-I - Item 10. Financial Statements

1.	You have incorporated by reference to financial statements previously filed in the Company’s periodic reports. Where you do so, at least the summary financial statements specified in Item 1010(c) must be included in the disclosure document provided to shareholders. See Instruction 6 to Item 10 of Schedule TO and Compliance and Disclosure Interpretation #7 in Section I.H in the July 2001 Supplement available at www.sec.gov.

Response:

The Company acknowledges the Staff’s comment and confirms that it has revised the Amended Registration Statement and Amended Schedule TO to include the information required by Item 1010(c) of Regulation M-A.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please call or email me at (212) 735-2439 or laura.kaufmann@skadden.com.

Sincerely,

/s/ Laura Kaufmann-Belkhayat
Laura Kaufmann-Belkhayat

cc:	Via E-mail Thomas Naiman Director Technical Accounting

Craig I. Felenstein
Chief Financial Officer
96 Morton Street, 9th Floor

New York, NY 10014

Via E-mail
Ann Beth Stebbins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

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